

May 1, 2012

Via E-Mail
Alan D. Gold
Chief Executive Officer
BioMed Realty Trust, Inc.
BioMed Realty, L.P.
17190 Bernardo Center Drive
San Diego, CA 92128

> **Re: BioMed Realty Trust, Inc.**
> **BioMed Realty, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 9, 2012**
> **File No. 001-32261 and File No. 000-54089**

Dear Mr. Gold:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011 filed February 9, 2012

General

1.   We note your response to comment 1 of our letter dated March 21, 2012. Please confirm that you will identify any material changes in tenant credit quality in future Exchange Act periodic reports.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

2.   We note your response to comment 2 of our letter dated March 21, 2012. In future Exchange Act periodic reports, to the extent you have material lease termination fees, please clarify whether those fees are included in net operating income.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Jorge L. Bonilla, Staff Accountant, at (202) 551-3414 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at (202) 551-3758 or Thomas Kluck, Branch Chief, at (202) 551-3233 with any other questions.

                                        Sincerely,

                                        /s/ Daniel L. Gordon

                                        Daniel L. Gordon
                                        Branch Chief